Exhibit 99.1

Huadi International Group Co., Ltd. Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

Wenzhou, China, July 17, 2026 (GLOBE NEWSWIRE) -- Huadi International Group Co., Ltd. (“HUDI” or the “Company”) (NASDAQ: HUDI), a developer and manufacturer of industrial stainless steel seamless pipes and tubes products in China, confirmed that on July 14, 2026, it received a Nasdaq Listing Qualifications Staff Determination Letter (the “Notice”) stating that the Company is not in compliance with Nasdaq’s minimum bid price requirement. The Notice advised that for a period of 30 consecutive business days, the closing bid price per share for the Company’s ordinary shares was below the $1.00 per share requirement for continued listing under Nasdaq Listing Rule 5550(a)(2). This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

The Notice does not immediately impact the listing or trading of the Company’s ordinary shares on Nasdaq.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has been granted a compliance period of 180 calendar days, or until January 11, 2027, to regain compliance. If at any time during the Compliance Period, the closing bid price per share of the Company’s ordinary shares is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by January 11, 2027, the Company may be eligible for an additional 180 calendar days’ period to regain compliance. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the minimum bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. If the Company chooses to implement a reverse stock split, it must complete the split no later than 10 business days prior to the expiration of the compliance period.

The Company is actively monitoring the bid price of its ordinary shares and is considering all available options to regain compliance with Nasdaq’s requirements. The Company remains committed to delivering value to its shareholders and maintaining its listing on Nasdaq.

About Huadi International Group Co., Ltd.

Huadi International Group Co., Ltd. is a manufacturer of industrial stainless steel seamless pipes and tubes products with extensive distribution facilities and network for over twenty provinces in China and across international steel pipes industry. It offers a broad range of products exported to twenty countries and regions such as the United States, Singapore, Mexico, Thailand, Australia, Argentina, Taiwan, India, the Philippines, UAE, Canada and Germany. Its products are widely used in the oil & gas transmission, chemical engineering, food processing, medical devices, aeronautics and astronautics, boiler, irrigation works construction, electricity, automobile, naval architecture, paper mill and mechanical industries.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

The Company: IR Department Email: IR@huadigroup.com